

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2020

Johan Kroner
Senior Vice President and Chief Financial Officer
Universal Corporation
9201 Forest Hill Avenue
Richmond, Virginia 23235

  Re: Universal Corporation
    Form 10-K for Fiscal Year Ended March 31, 2019
    File No. 001-00652

Dear Mr. Kroner:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services